July 28, 2020

VIA EDGAR

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 033-48907 and 811-58433

Dear Mr. Grzeskiewicz:

This letter responds to oral comments received from you on Tuesday, July 21, 2020, regarding the preliminary proxy statement on Schedule 14A filed by the BMO Alternative Strategies Fund, BMO High Yield Bond Fund and BMO Small-Cap Core Fund (together, the “Funds”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement. Please note that concurrent with the filing of this response letter, the Registrant is filing a definitive proxy statement for the Funds pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, which incorporates the comments specified below. The Registrant anticipates mailing the definite proxy statement to shareholders of the Funds on or about August 3, 2020.

1.	Comment: Confirm that the Funds will stay current on all filing obligations until liquidation of the Funds has consummated.

Response: Confirmed.

2.	Comment: Confirm that the Funds’ series and class identifiers will be marked as “inactive” on EDGAR once liquidation of the Funds has consummated.

Response: Confirmed.

3.	Comment: Confirm that the Funds will use all reasonable efforts to locate all shareholders of the Funds.

Response: Confirmed.

4.	Comment: Confirm that the Funds will decide on the collectability of all receivables and will include in each Fund’s respective liquidation costs anything the Funds believe cannot be collected.

Response: Confirmed.

5.	Comment: Disclose an estimate of liquidation costs and solicitation costs in the definitive proxy statement.

Response: The requested disclosure has been made.

6.	Comment: Confirm whether Financial Accounting Standards Board Codification Topic 450 (formerly FAS 5) will be used in accounting for the liquidation of the Funds.

Response: The Registrant supplementally advises that it is unaware of any loss contingencies relating to the Funds at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Funds’ investment adviser, BMO Asset Management Corp.

7.	Comment: Confirm that a shareholder will receive a separate vote for each Fund in which the shareholder owns shares.

Response: Confirmed.

*         *         *

If you have any questions regarding these responses, please contact the undersigned at (414) 287-9514.

Very truly yours, GODFREY & KAHN, S.C. /s/ Margaret L. Johnson Margaret L. Johnson

cc:	Michael J. Murphy

Carol Gehl